New Canterbury Park Holding Corporation

1100 Canterbury Road

Shakopee, Minnesota 55379

April 22, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	New Canterbury Park Holding Corporation - Form RW Application for Withdrawal of Registration Statement on Form S-4, Registration No. 333-210758

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), New Canterbury Park Holding Corporation (“New Canterbury”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of its Registration Statement on Form S-4 (File No. 333-210758), together with all exhibits thereto, filed on April 14, 2016 (collectively, the “Registration Statement”).

We are requesting the withdrawal of the Registration Statement because it was filed, mistakenly, under the Central Index Key (“CIK”) of its parent company Canterbury Park Holding Corporation (“CPHC”), an SEC smaller reporting company filer (Commission File No. 001-31569). New Canterbury has today applied for its own CIK, and, upon receiving the CIK for New Canterbury, we intend to promptly file an S-4 registration statement (the “New Registration Statement”) using New Canterbury’s CIK. The content of the New Registration Statement will be virtually identical to the content in the Registration Statement we are hereby withdrawing.

New Canterbury hereby confirms that the Registration Statement has not been declared effective and that no securities have been or will be sold pursuant to the Registration Statement.

New Canterbury, as the Registrant filing the Registration Statement and as the wholly-owned subsidiary of CPHC, hereby requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be offset against the filing fee payable upon filing of the New Registration Statement by New Canterbury.

Please send copies of the written order granting withdrawal of the Registration Statement to Randall D. Sampson, President and Chief Financial Officer of New Canterbury at the address indicated above, facsimile number (952) 496-6444, with a copy to Richard A. Primuth, Lindquist & Vennum LLP, 4200 IDS Center, 80 S. 8th St., Minneapolis, MN 55402, facsimile number (612) 371-3207.

If you have any questions with respect to this matter, please contact Richard A. Primuth of Lindquist & Vennum LLP at (612) 371-3260.

Sincerely, New Canterbury Park Holding Corporation

/s/ Randall D. Sampson
Randall D. Sampson President and Chief Executive Officer